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STUDIO LEGALE
WHITE & CASE
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03037743

November 21, 2003

File Number 82-5126

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Cassa di Risparmio di Firenze S.p.A. – File Number 82-5126

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Cassa di Risparmio di Firenze S.p.A. (the "Company") and hereby transmit to you an English version of the press release dated November 10, 2003 titled "Quarterly Report as at 30 September 2003 Approved" which summarizes the Quarterly Report of the Company for the quarter ended September 30, 2003.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Best regards,

James A. Gerard

JAG:jag

cc: Marco Falleri
Cassa di Risparmio di Firenze, S.p.A.

BANCA CR FIRENZE

Press release

QUARTERLY REPORT AS AT 30 SEPTEMBER 2003 APPROVED

- CONSOLIDATED NET PROFIT UP BY 8.9%
- NON-INTEREST INCOME OF € 276 MILLION (+13%)
- OPERATING INCOME RISES TO € 257.6 MILLION (+12.5%)
- ASSET UNDER MANAGEMENT STILL GROWING (+7.4%)

The Board of Directors of Banca CR Firenze Spa, chaired by Aureliano Benedetti, today approved the consolidated quarterly report as at 30 September 2003 presented by the Chairman, Lino Moscatelli.

As a result of changes in the Group's **scope of consolidation** after 1 October 2002, with particular regard to the acquisition of further shares in Cassa di Risparmio di Mirandola, a pro forma profit and loss account as at 30 September 2002 was drawn up for a meaningful and consistent comparison of the P&L figures posted. The comments on the relevant changes will refer to this profit and loss account.

The Banca CR Firenze Group ended the first nine months of the year with consolidated net earnings **of €73.3 million**, an **increase of 8.9%.**

Consolidated net interest income was **€458.3 million** (+3.3%) whilst **total income from banking activities recorded growth of 5.3%,** totaling €753.4 million. This result was achieved thanks to the good performance of **non-interest income** which **grew by 13%** to reach €276 million. An item worthy of special mention was **net commissions** with **growth of 7.5%**, rising from €168.4 to €181 million.

Administrative expenses, in line with the budget forecast and the 2003-05 Business Plan, rose moderately (**+2.6%**) to €448.8 million; **operating income** was €257.6 million, reflecting growth of **12.5%** on the same period last year.

Contacts: Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

BANCA CR FIRENZE

Provisions and **net write-downs in the third quarter of the year** recorded a **slowdown**, bringing the combined total value for the first nine months of 2003 to **€78.3 million** (+18.8%).
The quality of our customer loans portfolio (€12,891 million, up by 5.4% since the start of the year) is high, with a **ratio of net non-performing loans / net loans of 1.11%**. The corresponding **coverage ratio** is stable (**55.2%**).

Total financial assets of €27,160 million confirm the **recovery in asset under management** (**+7.4%** since the start of the year). Under this item, **discretionary accounts** and **insurance products** confirm the trend previously observed in the first half of the year with **increases** of **22%** and **14.1%** respectively since the start of 2003.

In closing, we outline that the **Parent Company Banca CR Firenze** achieved a **net profit** of €81.3 million, **an increase of 15.2%.**

Florence, 10 November 2003

Contacts: Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

GRUPPO
BANCA CR FIRENZE

CONSOLIDATED BALANCE SHEET

(Euro mn)

ASSETS	30 Sep. 2003	30 Jun. 2003	Change	31 Dec. 2002	Change
Cash and cash on deposit with central banks and post offices	**86.3**	**108.1**	**-20.2%**	**128.2**	**-32.7%**
Credits	**14,499.4**	**13,967.1**	**3.8%**	**13,416.3**	**8.1%**
Amounts due from banks	1,608.2	1,239.1	29.8%	1,182.9	36.0%
Customer loans	12,891.2	12,728.0	1.3%	12,233.4	5.4%
Bonds and other debt securities	**1,734.7**	**1,684.6**	**3.0%**	**1,518.8**	**14.2%**
Assets	**932.6**	**948.5**	**-1.7%**	**1,136.9**	**-18.0%**
Locked-up bonds	154.5	163.5	-5.5%	376.4	-59.0%
Shareholdings	401.1	398.7	0.6%	372.4	7.7%
Intangible assets	56.8	59.1	-3.9%	53.2	6.8%
Property and equipment	320.2	327.2	-2.1%	334.9	-4.4%
Goodwill arising on consolidation and on equity-valued holdings	**171.0**	**177.4**	**-3.6%**	**138.1**	**23.8%**
Other	**1,670.1**	**1,079.4**	**54.7%**	**1,301.9**	**28.3%**
TOTAL ASSETS	**19,094.1**	**17,965.1**	**6.3%**	**17,640.2**	**8.2%**

LIABILITIES	30 Sep. 2003	30 Jun. 2003	Change	31 Dec. 2002	Change
Debts	**14,507.0**	**14,316.4**	**1.3%**	**13,976.3**	**3.8%**
Amounts due to banks	2,672.4	2,310.8	15.6%	2,378.6	12.4%
Customer deposits, debt securities issued and third-party funds under administration	11,834.6	12,005.6	-1.4%	11,597.7	2.0%
Provisions	**540.2**	**510.1**	**5.9%**	**544.4**	**-0.8%**
Provisions for risks and charges	350.2	323.3	8.3%	371.6	-5.8%
Staff severance indemnity provision	157.2	155.4	1.2%	146.7	7.2%
Provisions for loan losses	32.8	31.4	4.5%	26.1	25.7%
Other liabilities	**2,097.2**	**1,218.4**	**72.1%**	**1,232.8**	**70.1%**
Subordinated debt	**804.2**	**804.2**	**0.0%**	**739.2**	**8.8%**
Minority interests	**146.2**	**143.1**	**2.2%**	**168.8**	**-13.4%**
Book value (comprises reserve for general bkg. Risks, revaluation reserves and badwill arising on consolidation and on equity-valued holdings)	**999.3**	**972.9**	**2.7%**	**978.7**	**2.1%**
TOTAL LIABILITIES	**19,094.1**	**17,965.1**	**6.3%**	**17,640.2**	**8.2%**

GRUPPO
BANCA CR FIRENZE

CONSOLIDATED BALANCE SHEET
(Euro mn)

PROFIT & LOSS ACCOUNT	3Q 2003	3Q 2002	Change	30 Sep. 2003	30 Sep. 2002PF	Change
Interest margin	**155.3**	**150.6**	**3.1%**	**458.3**	**443.7**	**3.3%**
dividends	0.1	3.1	-96.8%	9.5	20.9	-54.5%
Net commissions	60.7	57.5	5.6%	181	168.4	7.5%
Net other income	25.4	24.3	4.5%	72.8	72.3	0.7%
Trading	4.3	1.3	230.8%	22.2	3.5	534.3%
Profit of companies valued on equity method	3.0	0.5	500.0%	9.6	6.7	43.3%
Total income	**248.8**	**237.3**	**4.8%**	**753.4**	**715.5**	**5.3%**
Administrative expenses	-143.9	-138.9	3.6%	-448.8	-437.5	2.6%
(a) personnel expense	*-89.5*	*-88.1*	1.6%	*-280.2*	*-272.5*	2.8%
(b) other administrative expenses	*-54.4*	*-50.8*	7.1%	*-168.6*	*-165.0*	2.2%
Value adjustments to intangible assets, properties and equipment	-15.6	-19.1	-18.3%	-47	-49.1	-4.3%
Operating income	**89.3**	**79.3**	**12.6%**	**257.6**	**228.9**	**12.5%**
Goodwill amortization	-6.5	-5.5	18.2%	-19.6	-19.6	0.0%
Credit risks provisions	-25.0	-22.8	9.6%	-78.3	-65.9	18.8%
Income before exceptionals	**57.8**	**51.0**	**13.3%**	**159.7**	**143.4**	**11.4%**
Exceptionals	-1.2	1.3	-	1.6	2.5	-36.0%
Income before taxes	**56.6**	**52.3**	**8.2%**	**161.3**	**145.9**	**10.6%**
Income taxes	-26.2	-24.8	5.6%	-77.7	-68.5	13.4%
Minorities	-3.1	-3.6	-13.9%	-10.3	-10.1	2.0%
NET INCOME	**27.3**	**23.9**	**14.2%**	**73.3**	**67.3**	**8.9%**

TOTAL FINANCIAL ASSETS
(Euro mn)

	30 Sep. 2003	30 Jun. 2003	Change
Direct funding	**12,638.8**	**12,809.8**	**-1.3%**
Indirect funding	**14,521.3**	**14,202.5**	**2.2%**
Assets under custody	5,713.4	5,628.6	1.5%
Assets under management	8,807.9	8,573.9	2.7%
GPI (discretional accounts)	2,376.3	2,268.0	4.8%
Mutual funds	4,402.4	4,370.0	0.7%
Insurance products	2,029.2	1,935.9	4.8%
TOTAL FINANCIAL ASSETS	**27,160.1**	**27,012.3**	**0.5%**